Exhibit 99.4

This press release is not for release, publication or distribution, directly or indirectly, in or into Australia, Canada, Hong Kong or Japan.

This announcement is not a prospectus and is not an offer to sell or a solicitation of any offer to buy any securities in the

United States or in any other jurisdiction

LBi announces the extension of exercise period for holders of

SETs registered with Euroclear Sweden in relation to its

EUR 10 million Rights Offering

17 August 2010 - LBi International N.V. (“LBi”), the largest European marketing and technology agency, today announces the extension of the exercise period for holders of SETs (Sw. teckningsrätter) registered with Euroclear Sweden in relation to its EUR 10 million Rights Offering.

Extension of the exercise period for holders of SETs registered with Euroclear Sweden

Subscription for New Shares by exercise of SETs registered with Euroclear Sweden may be made during the period from 11 August 2010, 9:00 CET to and including 27 August 2010, 16:00 CET.

The exercise period for holders of SETs registered with Euroclear Netherlands has not been changed and will end on 1 September 2010, 15:00 CET.

Revised timetable of the Rights Offering for holders of SETs registered with Euroclear Sweden

Event	Time (CET)	Date
The Record Date	17:40	9 August 2010
Distribution of the SETs to the accounts of Euroclear Sweden	9:00	11 August 2010
Start of Exercise Period	9:00	11 August 2010
End of Exercise Period of SETs	16:00	27 August 2010
Delivery of New Shares to the accounts of Euroclear Sweden (Closing Date)	9:00	7 September 2010

Further instructions to shareholders

For further instructions to shareholders regarding the subscription and exercise of rights is referred to the Prospectus available via www.lbi.com.

Shareholders having any questions in relation to the Rights Offering are recommended to contact their bank or stockbroker.

Enquiries

LBi	Chairman CEO	Fred Mulder Luke Taylor	+31 20 460 29 86 +44 20 70 63 64 65
Citigate First Financial		Jacqueline Lenterman	+31 20 575 40 22

IMPORTANT NOTICE

The LBi shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved of the LBi shares or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence in the United States. The LBi shares will be offered to holders resident in the United States only pursuant to an exemption from the registration requirements of the Securities Act. The LBi shares may not be offered or sold in the United States except pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

This rights issue relates to securities of a Dutch company. The rights issue is subject to disclosure requirements of the Netherlands which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Dutch standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.